March 8, 2021

VIA EDGAR

Ms. Amy Geddes

Mr. Doug Jones

Mr. Daniel Morris

Ms. Lilyanna Peyser

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	First High-School Education Group Co., Ltd. (CIK No. 0001786182)
Registration Statement on Form F-1 (File No. 333-252076)
Registration Statement on Form 8-A (File No. 001-40150)

Dear Ms. Geddes, Mr. Jones, Mr. Morris, and Ms. Peyser,

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, First High-School Education Group Co., Ltd. (the “Company”) hereby requests that the effectiveness of the above-referenced registration statement on Form F-1, as amended (the “F-1 Registration Statement”), be accelerated to, and that the F-1 Registration Statement become effective at, 4:00 p.m., Eastern Time on March 10, 2021 or as soon thereafter as practicable.

The Company also requests that the registration statement on Form 8-A under the Securities Exchange Act of 1934, as amended, covering the American depositary shares representing Class A ordinary shares of the Company, be declared effective concurrently with the F-1 Registration Statement (the F-1 Registration Statement, together with the registration statement on Form 8-A, the “Registration Statements”).

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation.

The Company understands that the representatives of the underwriters, on behalf of the prospective underwriters of the offering, have joined in this request in a separate letter filed with the Securities and Exchange Commission today.

[Signature page follows]

Very truly yours,

First High-School Education Group Co., Ltd.

By:	/s/ Shaowei Zhang
Name:	Shaowei Zhang
Title:	Chairman of the Board of Directors and Chief Executive Officer